UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MOVADO GROUP, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
624580-10-6
(CUSIP Number)

Efraim Grinberg c/o Movado Group, Inc. 650 From Road, Ste. 375 Paramus, New Jersey 07652 Tel. No.: (201) 267-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624580106	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Grinberg Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,655,640
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,655,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 624580106	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Grinberg Group Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,655,640
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,655,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 624580106	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander Grinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,019
	8	SHARED VOTING POWER 3,740,430
	9	SOLE DISPOSITIVE POWER 258,019
	10	SHARED DISPOSITIVE POWER 84,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,998,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580106	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Efraim Grinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,446,851
	8	SHARED VOTING POWER 4,530,861
	9	SOLE DISPOSITIVE POWER 1,446,851
	10	SHARED DISPOSITIVE POWER 4,530,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,977,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580106	SCHEDULE 13D	Page 6 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Miriam G. Phalen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,841
	8	SHARED VOTING POWER 3,661,447
	9	SOLE DISPOSITIVE POWER 264,841
	10	SHARED DISPOSITIVE POWER 5,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Ms. Phalen disclaims beneficial ownership as to the 19,821 shares of Movado Common Stock held by Ms. Phalen’s husband.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580106	SCHEDULE 13D	Page 7 of 9

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed on July 28, 2009, as amended by Amendment No. 1 filed on April 4, 2014, by Efraim Grinberg, Miriam Phalen, Alexander Grinberg, Grinberg Partners L.P. and Grinberg Group Partners (collectively, the “Reporting Persons”) relating to the Common Stock, par value $0.01 per share (the “Movado Common Stock”), of Movado Group, Inc., a New York corporation (the “Issuer”). Except as otherwise expressly stated herein, all share amounts and percentages contained in this Amendment reflect shares of Movado Common Stock and shares of Class A Common Stock, par value $0.01 per share (the “Movado Class A Common Stock”), each share of which is convertible on a one-for-one basis into one share of Movado Common Stock. Prior to such conversion, each share of Movado Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders of the Issuer. Each share of Movado Common Stock is entitled to one vote per share.
Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

(a)(b)  The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amounts set forth in Row 13 for all cover pages filed herewith are calculated based upon the 16,554,358 shares of Movado Common Stock and 6,644,105 shares of Movado Class A Common Stock outstanding as of August 20, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended July 31, 2015 and filed with the Securities and Exchange Commission on August 27, 2015.
Item 5 is hereby amended solely with respect to Mr. E. Grinberg in its entirety as follows:
Mr. E. Grinberg:
Of the shares reported as beneficially owned by Mr. E. Grinberg (representing 25.6% of the outstanding shares of Movado Common Stock): 158,000 are shares of Movado Common Stock which Mr. E. Grinberg has the right to acquire by the exercise of options under the Issuer’s Amended and Restated Stock Incentive Plan; 6,425 are shares of Movado Common Stock held by a remainder trust for the benefit of Mr. E. Grinberg (“Remainder Trust), for which trust Mr. E. Grinberg is co-trustee together with Sharon Trulock with whom he shares voting and dispositive power; and 5,000 are shares of Movado Common Stock held by the Efraim Grinberg Family Foundation for which Mr. E. Grinberg is one of two directors with shared voting and dispositive power. The balance of Mr. E. Grinberg’s shares is comprised of shares of Movado Class A Common Stock. Included in Mr. E. Grinberg’s total number of shares of Movado Class A Common Stock are: an aggregate of 563,306 shares held by several trusts for the benefit of Mr. E. Grinberg’s siblings and himself, of which trusts Mr. E. Grinberg is sole trustee; 342,570 shares held by seven testamentary trusts for the benefit of Mr. E. Grinberg’s children and the children of his siblings, of which trusts he is sole trustee and 1,695 shares held by a testamentary trust for the benefit of Mr. E. Grinberg and his siblings of which Mr. E. Grinberg is the sole trustee. As sole trustee of the foregoing trusts, Mr. E. Grinberg has sole investment and voting power with respect to the Movado Class A Common Stock held in such trusts. In addition, the number of shares of Movado Class A Common Stock reported for Mr. E. Grinberg also includes: an aggregate of

CUSIP No. 624580106	SCHEDULE 13D	Page 8 of 9

862,940 shares held by several trusts for the benefit of Mr. E. Grinberg’s siblings and himself; 855 shares held by a trust for the benefit of Mr. E. Grinberg’s nephew and 1 share held by the Remainder Trust.  Mr. E. Grinberg is co-trustee with Sharon Trulock for all three of these trusts and, as co-trustee, Mr. E. Grinberg has shared voting and dispositive power, together with Ms. Trulock, with respect to the Movado Class A Common Stock held in such trusts. The number of shares of Movado Class A Common Stock reported for Mr. E. Grinberg also includes 38,000 shares held by CAP I Partners L.P., which Mr. E. Grinberg beneficially owns as the managing partner of CAP I Partners LLC (the general partner of CAP I Partners L.P.) with sole power to vote and dispose of such shares. The total number of shares of Movado Class A Common Stock beneficially owned by Mr. E. Grinberg also includes 3,655,640 shares owned by Grinberg Partners L.P. (“GPLP”).  As the managing partner of Grinberg Group Partners (“GGP”), the general partner of GPLP, Mr. E. Grinberg shares voting and dispositive power with respect to the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GGP and GPLP. Mr. E. Grinberg also shares voting power with respect to such shares with Ms. Phalen and with Alexander Grinberg, both of whom are also limited partners of GPLP. Of the shares of Movado Class A Common Stock held by trusts of which Mr. E. Grinberg is sole trustee or co-trustee (other than the shares held in the Remainder Trust), Mr. E. Grinberg disclaims beneficial ownership as to the 955,348 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee; the 855 shares held by the trust for the benefit of his nephew, and the 342,570 shares held by the seven testamentary trusts for the benefit of his children and the children of his siblings.  Mr. E. Grinberg also disclaims beneficial ownership as to the 38,000 shares of Movado Class A Common Stock owned by CAP I Partners L.P. and the 3,655,640 shares of Movado Class A Common Stock owned by GPLP, except, in each case, to the extent of his pecuniary interest therein.

(c)        On September 23, 2015, each Reporting Person determined a material increase in his or her percentage ownership of Movado Common Stock had occurred solely as a result of the Issuer's repurchase of Movado Common Stock. The Reporting Persons have effected no transactions in Movado Common Stock in the past 60 days.
(d) (e) No material change.
Item 6.	Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement of the Reporting Persons, dated March 18, 2008, by and among GPLP, GGP, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg and filed as Exhibit 1 to the Schedule 13D jointly filed by GPLP, GGP, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on March 19, 2008 and incorporated herein by reference.
Exhibit 2. Limited Partnership Agreement, dated August 20, 1998, by and among GGP, Mr. G. Grinberg, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg and filed as Exhibit 2 to the Schedule 13D jointly filed by GPLP, GGP, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on August 31, 1998 and incorporated herein by reference.

CUSIP No. 624580106	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2015

GRINBERG PARTNERS L.P.

By:	GRINBERG GROUP PARTNERS, its General Partner

By:	/s/ Efraim Grinberg
Name: Efraim Grinberg
Title: Managing Partner

GRINBERG GROUP PARTNERS

By:	/s/ Efraim Grinberg
Name: Efraim Grinberg
Title: Managing Partner

/s/ Efraim Grinberg
EFRAIM GRINBERG

/s/ Miriam G. Phalen
MIRIAM G. PHALEN

/s/ Alexander Grinberg
ALEXANDER GRINBERG